Mail Stop 3561

February 20, 2007

<u>Via Fax and U.S. Mail</u>

Paul Honda
Assistant Vice President,
Assistant Secretary and Compliance Officer
Honda Auto Receivables 2006-1 Owner Trust
c/o American Honda Receivables Corp.
20800 Madrona Avenue
Torrance, CA 90503

Re: **Honda Auto Receivables 2006-1 Owner Trust**
Form 10-K for the fiscal year ended March 31, 2006
Filed June 29, 2006
File No. 333-132320-01

Dear Mr. Honda,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

General

1. Please tell us why only two servicers provided the servicing compliance statement required by Item 1123 of Regulation AB when three servicers provided assessment reports.

Signatures

2. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Paul

Honda is the senior officer in charge of the servicing function. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 31.1—Section 302 Certification

3. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, we note that while multiple servicers are involved in the transaction, Mr. Honda indicates in paragraph 4 that he is responsible for reviewing the activities of only one servicer.

Exhibit 33.1—Report on Assessment of Compliance with Servicing Criteria

4. We note that the report prepared by Honda and the related attestation report identify two material instances of noncompliance as of March 31, 2006. Please tell us whether these have been corrected.

5. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iv) and (d)(2)(vi) were deemed not applicable.

6. We note that Honda assessed compliance with Item 1122(d)(4)(xii), which relates to late payment penalties in connection with payments to be made on behalf of an obligor. However, the other servicing criteria related to payments made on behalf of obligors were deemed inapplicable. Please advise or revise as necessary.

Exhibit 34.1—Report of Independent Registered Accounting Firm

7. Please revise the first sentence, if true, to include the word "not" in front of the word "applicable."

Exhibit 35.1—Servicing Compliance Statement of American Honda Finance Corporation

8. We note that in Honda's report on assessment of compliance with servicing criteria, it identified two material instances of noncompliance. However, Paul Honda certifies in the servicer compliance statement that Honda fulfilled all of its obligations under the servicing agreement in all material respects. Please explain why a clean servicing compliance statement was filed, given the two material instances of noncompliance identified, or revise your filing accordingly.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sara Kalin at (202) 551-3454 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director